UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

CompoSecure, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 Par Value per share
(Title of Class of Securities)

20459V105
(CUSIP Number)

Thomas R. Knott Resolute Compo Holdings LLC 445 Park Avenue, Suite 15F New York, NY 10022 (212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20459V105	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON Resolute Compo Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF and OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,290,409(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,290,409(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,290,409(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.7% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 49,290,409 shares of Class A Common Stock, $0.0001 par value per share, issued by CompoSecure, Inc. (the “Class A Common Stock”), held of record by Resolute Compo Holdings LLC (“Resolute Compo Holdings”).
(2)	Based upon 82,541,374 shares of Class A Common Stock that were outstanding as of September 17, 2024.

CUSIP No. 20459V105	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON Tungsten 2024 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,290,409(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,290,409(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,290,409(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.7%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Resolute Compo Holdings is the record holder of 49,290,409 shares of Class A Common Stock. Tungsten is the managing member of Resolute Compo Holdings, John Cote is the manager of Tungsten and Thomas Knott is a member of Resolute Compo Holdings. Tungsten, as managing member, has the right to vote and dispose of the shares of Class A Common Stock reported herein, subject to certain consultation rights held by Mr. Knott. Accordingly, Tungsten, Mr. John Cote and Mr. Knott may each be deemed to share beneficial ownership of the shares of Class A Common Stock held of record by Resolute Compo Holdings.
(2)	Based upon 82,541,374 shares of Class A Common Stock that were outstanding as of September 17, 2024.

CUSIP No. 20459V105	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON Thomas R. Knott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,290,409(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,290,409(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,290,409(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.7%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Resolute Compo Holdings is the record holder of 49,290,409 shares of Class A Common Stock. Tungsten is the managing member of Resolute Compo Holdings, Mr. John Cote is the manager of Tungsten and Mr. Knott is a member of Resolute Compo Holdings. Tungsten, as managing member, has the right to vote and dispose of the shares of Class A Common Stock, subject to certain consultation rights held by Mr. Knott. Accordingly, Tungsten, Mr. John Cote and Mr. Knott may each be deemed to share beneficial ownership of the shares of Class A Common Stock held of record by Resolute Compo Holdings.
(2)	Based upon 82,541,374 shares of Class A Common Stock that were outstanding as of September 17, 2024.

CUSIP No. 20459V105	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON John D. Cote
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,500,000(1)
	8	SHARED VOTING POWER 49,290,409(2)
	9	SOLE DISPOSITIVE POWER 1,500,000(1)
	10	SHARED DISPOSITIVE POWER 49,290,409(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,790,409(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.5%(3)
14	TYPE OF REPORTING PERSON IN

(1)	Ridge Valley LLC is the record holder of 1,500,000 shares of Class A Common Stock. Mr. John Cote serves as manager of Ridge Valley LLC.
(2)	Resolute Compo Holdings is the record holder of 49,290,409 shares of Class A Common Stock. Tungsten is the managing member of Resolute Compo Holdings, Mr. John Cote is the manager of Tungsten and Mr. Knott is a member of Resolute Compo Holdings. Tungsten, as managing member, has the right to vote and dispose of the shares of Class A Common Stock, subject to certain consultation rights held by Mr. Knott. Accordingly, Tungsten, Mr. John Cote and Mr. Knott may each be deemed to share beneficial ownership of the shares of Class A Common Stock held of record by Resolute Compo Holdings.
(3)	Based upon 82,541,374 shares of Class A Common Stock that were outstanding as of September 17, 2024.

CUSIP No. 20459V105	SCHEDULE 13D	Page 6 of 11

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) of CompoSecure, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 309 Pierce Street, Somerset, NJ 08873.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	This Schedule 13D is filed by Resolute Compo Holdings LLC (“Resolute Compo Holdings”), Tungsten 2024 LLC (“Tungsten”), John Cote and Thomas Knott (together with Resolute, Tungsten and John Cote, collectively, the “Reporting Persons”).
(b)	The principal business office of the Reporting Persons is 445 Park Avenue, Suite 15F, New York, NY 10022.
(c)	The principal business of the Reporting Persons is the operation of an investment firm. Resolute Compo Holdings is a member-managed limited liability company. Tungsten is the managing member of Resolute Compo Holdings, Mr. John Cote is the manager of Tungsten and Mr. Knott is a member of Resolute Compo Holdings.
(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial administrative body of competent jurisdiction or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Each of Resolute Compo Holdings and Tungsten are organized in the State of Delaware. Mr. John Cote and Mr. Knott are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Of the securities reported herein as beneficially owned by the Reporting Persons, 49,290,409 shares of Class A Common Stock were acquired pursuant to the Stock Purchase Agreements, dated as of August 7, 2024 (the “Purchase Agreements”), by and among Tungsten and the other persons party thereto (the “Selling Shareholders”). The closing of the transactions contemplated by the Purchase Agreements (the “Closing”) occurred on September 17, 2024 (the “Closing Date”). Prior to the Closing, Tungsten assigned all of its rights and obligations under the Purchase Agreements to Resolute Compo Holdings in accordance with the terms of the Purchase Agreements.

Pursuant to the terms of the Purchase Agreements, on the Closing Date, the Selling Shareholders (i) exchanged all of their Class B Units (“Class B Units”) of CompoSecure Holdings, L.L.C. for shares of Class A Common Stock (with all of their shares of Class B Common Stock, par value $0.0001 per share, of the Issuer being automatically cancelled for no consideration upon such exchange by operation of the Issuer’s certificate of incorporation) and (ii) immediately thereafter sold to Resolute Compo Holdings, as Tungsten’s assignee, an aggregate of 49,290,409 shares of Class A Common Stock for a purchase price of $7.55 per share of Class A Common Stock (net of each Selling Shareholder’s pro rata portion of certain transaction expenses incurred by the Selling Shareholders) (collectively, the “Transaction”).

The source of funds required for the Transaction consist of cash contributions to Tungsten from certain entities related to the family of David M. Cote.

Additionally, Ridge Valley LLC, of which Mr. John Cote serves as manager, acquired an aggregate of 1,500,000 shares of Class A Common Stock in open-market purchases as more fully described in Item 5(c) below using cash on hand.

CUSIP No. 20459V105	SCHEDULE 13D	Page 7 of 11

The foregoing description of the Purchase Agreements does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreements that are attached hereto as Exhibits 1 through 6 and are incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION.

The information set forth or incorporated in Item 3 and Item 6 is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the shares of Class A Common Stock for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the agreements described in Item 6 below, including the standstill and transfer restrictions described therein, the Reporting Persons at any time and from time to time may acquire additional securities of the Issuer, or retain, convert and/or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, their affiliates or their designees to the Issuer’s board of directors (the “Board”) may engage in discussions with management, the Board, and stockholders of the Issuer and other relevant parties, encourage such persons to consider or explore, take a position regarding, make one or more proposals regarding, or participate in extraordinary corporate transactions and other corporate and management structures, such as mergers, sales, acquisitions or separations of assets or businesses; changes to the capitalization, dividend or governance policies of the Issuer; changes in the present business strategy of the Issuer; changes to the Issuer’s Board, officers or other personnel; or other material changes to the Issuer’s business or corporate structure.

Other than as described in this Item 4, none of the Reporting Persons presently has any additional plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D, but depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect their investment in the Issuer at any time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) – (b). The following information with respect to the ownership of the Class A Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of September 17, 2024:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)
Resolute Compo Holdings LLC (1)	49,290,409	0	49,290,409	0	49,290,409	49,290,409	59.7%
Tungsten 2024 LLC (1)	0	0	49,290,409	0	49,290,409	49,290,409	59.7%
Thomas Knott (1)	0	0	49,290,409	0	49,290,409	49,290,409	59.7%
John Cote (1)	0	1,500,000(2)	49,290,409	1,500,000(2)	49,290,409	50,790,409	61.5%

(1)	Resolute Compo Holdings is the record holder of 49,290,409 shares of Class A Common Stock. Tungsten is the managing member of Resolute Compo Holdings, Mr. John Cote is the manager of Tungsten and Mr. Knott is a member of Resolute Compo Holdings. Tungsten, as managing member, has the right to vote and dispose of the shares of Class A Common Stock reported herein, subject to certain consultation rights held by Mr. Knott. Accordingly, Tungsten, Mr. John Cote and Mr. Knott may each be deemed to share beneficial ownership of the shares of Class A Common Stock held of record by Resolute Compo Holdings.
(2)	Shares held through Ridge Valley LLC, of which Mr. John Cote serves as manager.
(3)	Based upon 82,541,374 shares of Class A Common Stock that were outstanding as of September 17, 2024.

CUSIP No. 20459V105	SCHEDULE 13D	Page 8 of 11

The information provided pursuant to this Item 5 excludes 2,000,000 and 618,013 shares of Class A Common Stock held by Michele D. Logan and CompoSecure Employee, L.L.C., respectively, each of which has agreed pursuant to the respective Purchase Agreement, attached hereto as Exhibit 2 and Exhibit 3, to vote its shares in favor of Resolute Compo Holdings’ nominees for the Issuer’s board of directors. Each of the Reporting Persons disclaims beneficial ownership of such shares.

(c) The following table sets forth all transactions in shares of Class A Common Stock (other than the Transaction) effected by the Reporting Persons within the last 60 days. All such transactions (other than the Transaction) were effected in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column Price Range, the price reported in that row’s column Price Per Share is a weighted average price. These shares of Class A Common Stock were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Class A Common Stock sold at each separate price

Reporting Persons	Trade Date	Shares Purchased	Price Per Share	Price Range
John Cote (1)	August 9, 2024	127,156	$10.06	$9.64 – $10.40
John Cote (1)	August 12, 2024	1,090,810	$10.91	$10.33 – $11.08
John Cote (1)	August 13, 2024	282,034	$10.63	$10.40 – $11.05

(1)	Shares held through Ridge Valley LLC, of which Mr. John Cote serves as manager.

(d) None.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth or incorporated in Item 3, Item 4 and Item 5 is hereby incorporated by reference in its entirety into this Item 6.

Letter Agreement

On August 7, 2024, Tungsten, the Issuer and CompoSecure Holdings, L.L.C. entered into a Letter Agreement (the “Letter Agreement”) to establish the terms of and ensure an orderly transition of governance of the Issuer in connection with the Transaction. Pursuant to the terms of the Letter Agreement, among other things, (i) the Issuer increased the size of the Board to eleven directors effective immediately prior to the Closing, (ii) Mitchell Hollin and Michele Logan resigned as members of the Board and (iii) David Cote, Tom Knott, Joe DeAngelo, Mark James, Roger Fradin and John Cote, each of whom were designated by the Stockholder (as defined below), were appointed to the Board effective as of the Closing, with:

•	Mr. David Cote filling the vacancy created by Mr. Hollin’s resignation and holding office as a Class III director and Chairman of the Board for a three-year term expiring at the Issuer’s annual meeting of stockholders to be held in 2027;
•	Mr. Knott filling the vacancy created by Ms. Logan’s resignation and holding office as a Class II director for the term expiring at the Issuer’s annual meeting of stockholders to be held in 2026;
•	Mr. DeAngelo filling one of the newly created directorships created by the expansion of the Board and holding office as a Class II director for the term expiring at the Issuer’s annual meeting of stockholders to be held in 2026;
•	Mr. James filling one of the newly created directorships created by the expansion of the Board and holding office as a Class II director for the term expiring at the Issuer’s annual meeting of stockholders to be held in 2026;
•	Mr. Fradin filling one of the newly created directorships created by the expansion of the Board and holding office as a Class I director for the term expiring at the Issuer’s annual meeting of stockholders to be held in 2025; and
•	Mr. John Cote filling one of the newly created directorships created by the expansion of the Board and holding office as a Class I director for the term expiring at the Issuer’s annual meeting of stockholders to be held in 2025.

CUSIP No. 20459V105	SCHEDULE 13D	Page 9 of 11

Governance Agreement

On September 17, 2024, the Issuer, Tungsten and Resolute Compo Holdings entered into the Governance Agreement (the “Governance Agreement”), which provides that, among other things, the Issuer, on the one hand, and Tungsten, together with Resolute Compo Holdings and certain of its affiliates (collectively, the “Stockholder”), on the other hand, will take all reasonable actions within their respective control to (i) fix and maintain the number of directors that will constitute the whole Board at eleven directors, (ii) maintain on the Board at all times no less than six directors who each qualify as an “independent director” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Nasdaq listing rules (collectively, the “Independent Directors”), as such individuals may be designated by the Nominating and Governance Committee of the Board (the “Nominating and Governance Committee”), (iii) maintain on the Board at all times the then serving Chief Executive Officer of the Issuer (the “Executive Director”), (iv) maintain at all times a Nominating and Governance Committee that is comprised of a majority of Independent Directors, (v) maintain on the Board, for so long as the Stockholder owns or holds (whether beneficially, of record or otherwise) at least 35% of the outstanding shares of Class A Common Stock, no less than six designees of the Stockholder (collectively, the “Stockholder Directors”), of which two shall qualify as Independent Directors and be subject to approval of the Nominating and Governance Committee, which approval shall not be unreasonably withheld (collectively, the “Stockholder-Designated Independent Directors”), and (vi) cause to be elected or appointed to the Board each such designated Independent Director (including the Stockholder-Designated Independent Directors, as applicable), each other Stockholder Director (as applicable) and the Executive Director.

In addition, the Governance Agreement provides for a twelve month lock-up period, during which time the Stockholder and its affiliates may not, subject to the terms of the Governance Agreement, sell, dispose of or otherwise Transfer any Voting Shares (each as defined in the Governance Agreement), except for certain Permitted Transfers (as defined in the Governance Agreement). Additionally, the Governance Agreement provides for a twelve month standstill period, during which time the Stockholder and its affiliates and associates may not, among other matters and subject to the terms of the Governance Agreement, acquire or propose to acquire or participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) to acquire additional securities of the Issuer if such acquisition or participation in a group would result in the Stockholder owning securities of the Issuer representing more than that percentage of issued and outstanding shares of Class A Common Stock owned by the Stockholder as of the Closing Date. The Governance Agreement will further prohibit, for a period of twenty-four months following the Closing Date and subject to the terms contained therein, (i) the Issuer and the Stockholder from entering into any transaction that is a Rule 13e-3 transaction under the Exchange Act, and (ii) the Stockholder or its affiliates from effecting any short-form merger with the Issuer pursuant to Section 253 of the General Corporation Law of the State of Delaware. The Governance Agreement also provides that, unless and until the Governance Agreement is terminated, none of the Issuer, the Board or the Stockholder will approve a voluntary delisting of the shares of Class A Common Stock from the NASDAQ stock exchange or voluntary deregistration of shares of Class A Common Stock under the Exchange Act, in either case, without the prior approval of a majority of the Independent Directors.

The Governance Agreement will terminate upon the earliest to occur of (i) such time as the Stockholder, or any of its successors or assigns, ceases to own or control at least 15% of the issued and outstanding shares of Class A Common Stock, (ii) the consummation of a Change in Control Transaction (as defined in the Governance Agreement) or (iii) the date on which the Independent Directors unanimously determine to terminate the Governance Agreement.

The foregoing descriptions of the Letter Agreement and the Governance Agreement do not purport to be complete and is qualified in its entirety by the full text of the Letter Agreement and the Governance Agreement that are attached hereto as Exhibits 7 and 8, respectively, and are incorporated by reference herein.

CUSIP No. 20459V105	SCHEDULE 13D	Page 10 of 11

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description
1	Stock Purchase Agreement, dated August 7, 2024, by and among Tungsten 2024 LLC, LLR Equity Partners IV, L.P. and LLR Equity Partners Parallel IV, L.P.
2	Stock Purchase Agreement, dated August 7, 2024, by and among Tungsten 2024 LLC, Ephesians 3:16 Holdings LLC, Michele D. Logan and Carol D. Herslow Credit Shelter Trust B.
3	Stock Purchase Agreement, dated August 7, 2024, by and between Tungsten 2024 LLC and CompoSecure Employee, LLC.
4	Stock Purchase Agreement, dated August 7, 2024, by and between Tungsten 2024 LLC and Luis DaSilva.
5	Stock Purchase Agreement, dated August 7, 2024, by and between Tungsten 2024 LLC and B. Graeme Frazier, IV.
6	Stock Purchase Agreement, dated August 7, 2024, by and between Tungsten 2024 LLC and Joseph Morris.
7	Letter Agreement, dated August 7, 2024, by and among CompoSecure, Inc., CompoSecure Holdings, L.L.C. and Tungsten 2024 LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 9, 2024).
8	Governance Agreement, dated September 17, 2024, by and among CompoSecure, Inc., Resolute Compo Holdings LLC and Tungsten 2024 LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 17, 2024).
9	Joint Filing Agreement, dated as of September 19, 2024, by and among the Reporting Persons.

CUSIP No. 20459V105	SCHEDULE 13D	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2024

RESOLUTE COMPO HOLDINGS LLC

By:	Tungsten 2024 LLC, its managing member

By:	/s/ John D. Cote
	Name:	John D. Cote
	Title:	Manager

TUNGSTEN 2024 LLC

By:	/s/ John D. Cote
	Name:	John D. Cote
	Title:	Manager

THOMAS R. KNOTT

/s/ Thomas R. Knott
Thomas R. Knott

JOHN D. COTE

/s/ John D. Cote
John D. Cote